Exhibit 21.1

Principal Subsidiaries of Optimi Health Corp.

Subsidiaries	Place of Incorporation
Optimi Labs Inc.	British Columbia, Canada
Optimi Nutraceuticals Corp.	British Columbia, Canada
Optimi Australia Pty. Ltd.	Australia